SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELEMIG CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 - Funcionários
Cep: 30.140-170 - Belo Horizonte (MG) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

VIVO PARTICIPAÇÕES S.A. REPORTS THE RESULTS OF ITS SUBSIDIARY
TELEMIG CELULAR PARTICIPAÇÕES S.A. FOR THE FIRST QUARTER OF 2008

- EBITDA of R$349.8 million, or 98.9% of total net revenues, positively impacted by the reversal of ICMS provision in the amount of R$240 million
- Net additions of 85,613 clients in the period
- Negative net debt (net cash) of R$679.7 million
- Market share estimated at 28.4%

Belo Horizonte, April 30, 2008 – Telemig Celular Participações S.A. (BOVESPA: TMCP3 (ON) /TMCP4 (PN); NYSE: TMB), the holding company of the wireless telecommunications service provider in the state of Minas Gerais, today announced its results for the first quarter of 2008. The Company added 85,613 new clients in the quarter, increasing the client base to 3,986,439. In 1Q08, EBITDA reached R$349.8 million, representing 98.9% of total net revenues. 1st

Operating Highlights:

Client base reached 3,986,439

The Company ended the first quarter of 2008 with the client base totaling 3,986,439, an increase of 490,499 clients when compared to the same quarter of the previous year. Net additions amounted to 85,613 in the quarter.

Net additions in the prepaid segment amounted to 85,197 in the 1Q08, bringing the total prepaid base to 3,152,609, or 79% of the total base. The postpaid base increased by 416 clients, ending the quarter with 833,830 clients, or 21% of the total base.

Churn rate

In the 1Q08, annualized churn rate for the prepaid segment reached 57.6%, higher than the 48.4% and 31.6% recorded in the 4Q07 and 1Q07, respectively. This increase was a result of changes in the client disconnection policy during 2007.

Annualized churn rate for the postpaid segment increased by 2.7 p.p. when compared to the 4Q07, totaling 19.0% . This increase is related to the seasonality of the period combined with stronger commercial actions in previous quarters. When compared to the 1Q07, postpaid churn rate declined by 3.1 p.p. due to the client retention initiatives in 2007.

As a result, blended annualized churn rate reached 49.4%, representing an increase of 7.9 p.p. and 20.0 p.p. over 4Q07 and 1Q07, respectively.

Operating revenues

Net service revenues totaled R$328.9 million in the quarter, which is R$6.1 million, or 1.8%, lower than in the previous quarter, due to the seasonal factors and lower number of business days. When compared to the 1Q07, net service revenues increased R$29.1 million, or 9.7%, as a result of higher revenues associated to monthly subscription, outgoing traffic and interconnection, related to larger and better quality client base.

Data revenues totaled R$24.8 million in the 1Q08, more than the R$24.3 million recorded in the 4Q07 and the R$19.8 million recorded in the 1Q07. This is a result of higher postpaid client base and revaluation of packages and promotions offered.

Net equipment revenues totaled R$24.7 million, a decrease of R$16.8 million when compared to the R$41.5 million recorded in the 4Q07. This reduction had been expected due to weaker sales resulting from fewer promotional campaigns on those commemorative dates that have more impact on the industry performance. When compared to the 1Q07, net equipment revenues increased R$7.7 million, as a result of higher handset sales.

Handset subsidies for client acquisitions totaled R$9.5 million, or R$16.5 per gross addition in the first quarter, against the R$11.3 million, or R$16.9 per gross addition recorded in the 4Q07. This reduction is a consequence of seasonal factors in the period, as already mentioned. When compared to the 1Q07, handset subsidies for client acquisitions decreased by R$2.5 million, mainly due to better handset prices negotiated with suppliers.

As a result, total net revenues reached R$353.6 million in the 1Q08, 6.1% lower than in the 4Q07. When compared to the 1Q07, total net revenues increased by R$36.9 million.

Operating costs and expenses

Cost of services totaled R$118.7 million in the 1Q08, an increase of 1.7% when compared to the R$116.8 million registered in the previous quarter. This increase is a result of higher expenses with interconnection and connection networks, associated to seasonal factors in the quarter. When compared to the 1Q07, cost of services increased by R$19.5 million, or 19.6% in the period, reflecting mainly the growth in interconnection costs and higher expenses with Fistel as a result of the client base growth.

Selling and marketing expenses totaled R$57.0 million in the 1Q08, 35.8% lower than the R$88.8 million recorded in the previous quarter, due to reduced promotional and advertisement expenses, as well as lesser dealers’ commissions associated to lower number of client additions in the period. When compared to the 1Q07, selling and marketing expenses increased by R$11.9 million as a consequence of higher expenses with commissions and negative impact of inventory adjustment to its market value.

Client acquisition cost in the 1Q08 decreased to R$88, from R$106 in the 4Q07, the lowest amount recorded by the Company. This reduction is a consequence of lower expenses with subsidies, advertisements and commissions. When compared to the 1Q07, client acquisition cost decreased by R$35, due to the higher volume of gross additions without any increase in expenses.

Retention costs reached R$57.4 million in the quarter, lower than the R$71.0 million recorded in the 4Q07, due to reduced expenses with discounts and retention subsidies. When compared to the 1Q07, retention costs increased 25.8%, due to greater efforts to retain the best and most profitable clients in the base.

General and administrative expenses totaled R$23.8 million in the 1Q08, representing a decrease of 2.5% when compared to the R$24.5 million recorded in the previous quarter. When compared to the 1Q07, general and administrative expenses increased R$3.6 million, mainly due to higher expenses with personnel and administrative consulting services.

Bad debt provisions totaled R$10.4 million in the 1Q08, an increase of R$3.8 million over the R$6.6 million recorded in the last quarter. This is a result of the seasonal factors in the 1Q08. When compared to the 1Q07, bad debt provisions remained practically stable.

Average Revenue Per User (ARPU)

Postpaid MOU (minutes of use) totaled 187 in the 1Q08, 9.5% lower than the 207 minutes recorded in the previous quarter. This reduction is due to seasonal factors in the period. When compared to the 1Q07, postpaid MOU remained stable.

Postpaid ARPU reached R$72.8 in the quarter, a reduction of R$5.9 when compared to the R$78.7 recorded in the 4Q07, as a result of the lower traffic per user and higher number of promotional minutes offered to clients. When compared to the R$76.8 registered in the 1Q07, postpaid ARPU declined 5.3%, as a result of new clients with lower potential of revenues generation.

In the first quarter of 2008, prepaid MOU reached 71, representing an increase of 58.4% over the 45 minutes recorded in the previous quarter. This increase is a result of higher volume of promotional minutes offered to clients. When compared to the 1Q07, prepaid MOU increased 107.1%, due to campaigns to stimulate the use of cellular phones.

Prepaid ARPU reached R$14.6 in the 1Q08, a reduction of 4.4% from the R$15.3 recorded in the previous quarter, caused by seasonal factors. When compared to the 1Q07, prepaid ARPU increased 10.9% . This increase is due to successful campaigns to stimulate the use of cellular phones, thus generating higher outgoing traffic.

As a result, total blended MOU reached 96 in the 1Q08, an increase of 20.0% and 39.3% over the 4Q07 and 1Q07, respectively. Blended ARPU stood at R$26.9 in the quarter, representing a decrease of 6.9% and 7.7% registered in the 4Q07 and 1Q07, respectively.

Market share in the quarter estimated at 28.4%

Total market share in the first quarter was estimated at 28.4%, versus 29.1% in the 4Q07. Excluding the Triângulo Mineiro region, market share was estimated at 29.3%, against 30.3% in the previous quarter. For the Triângulo Mineiro region, market share was estimated at 20.0%, slightly lower than the 20.3% recorded in the previous quarter. In the 1Q08, total gross sales were estimated at 30.9% .

EBITDA margin of 98.9% of total net revenues in the quarter or 30.9% excluding the reversal of ICMS provision

EBITDA and EBITDA margin in the 1Q08 totaled R$349.8 million and 98.9% of total net revenues. Excluding the reversal of ICMS provision, EBITDA would have reached R$109.4 million in the 1Q08, representing 30.9% of total net revenues, above the R$90.5 million and 24.0% recorded in the 4Q07 and lower than the R$121.2 million and 38.3% registered in the 1Q07.

Depreciation and amortization

Depreciation and amortization expenses totaled R$57.2 million in the 1Q08, slightly higher than the R$57.1 million recorded in the 4Q07. When compared to the 1Q07, depreciation and amortization expenses increased by R$6.6 million, as a result of the activation and acceptance of new sites related to the “Minas Comunica” project and the expansion of the coverage area.

Net financial result of R$16.5 million in the quarter

	R$ million
	1Q07	2Q07	3Q07	4Q07	2007	1Q08
Interest Expense (a)	(18.7)	(22.0)	(19.5)	(22.6)	(82.9)	(12.7)
Interest Income (b)	20.3	20.2	19.8	23.7	84.1	27.4
Foreign Exchange Gain (loss) (c)	7.1	10.2	7.3	5.5	30.1	1.8

Net Financial Income (Expense)	8.7	8.4	7.6	6.6	31.3	16.5
Note: a) Interest expense: includes financial expenses related to debt, losses on hedging operations (if any), taxes on gains with hedge operations and revenues from interest on own capital (if any); b) Interest income: includes results of cash investing activities, clients’ interest and gains on hedging operations (if any); and, c) Foreign exchange gain (loss): almost exclusively reflects currency devaluation changes on debt principal and interest payable.

Net income of R$166.6 million in the quarter

Net income in the 1Q08 totaled R$166.6 million, or R$9.202 per ADS (R$4.601 per share). It is worth mentioning that net income was positively impacted by the reversal of ICMS provision in the amount of R$132.4 million. Excluding the effect of this reversal, net income would have reached R$34.2 million, 71.8% higher than in the 4Q07 and 19.7% lower than in the 1Q07.

Total debt of R$163.7 million

On March 31, 2008, total debt was R$163.7 million, 85% of which was denominated in US dollars. The entire debt denominated in foreign currency was hedged.

Negative net debt (net cash) of R$679.7 million

As of March 31, 2008, the Company’s debt was offset by cash (cash equivalents and short-term cash investments) in the amount of R$941.3 million, but was affected by accounts payable from hedging operations in the amount of R$97.9 million, resulting in a negative net debt (net cash) of R$679.7 million.

Debt Payment Schedule

Year	R$ million	% denominated in
		US$
2008	-	-
2009	139.9	100.0%
2010 to 2017	-	-
2018 to 2021	23.7	-

Solid Financial Ratios

Ratios	1Q07	2Q07	3Q07	4Q07	1Q08
Net Debt/EBITDA (1)	(0.97)	(0.83)	(0.95)	(1.09)	(1.00)
Net Debt/Total Assets	(19%)	(18%)	(20%)	(21%)	(28%)
Interest Coverage Ratio (1)	13.4	21.3	27.5	28.2	47.1
Current Liquidity Ratio	2.4	3.2	3.2	1.8	1.9
(1) Last twelve months.

Investments totaled R$12.2 million in the quarter

During the first quarter of 2008, Telemig Celular’s capital expenditure reached R$12.2 million. The breakdown of investments is as follows:

INVESTMENTS BREAKDOWN

CAPEX (R$ million)	1Q07	2Q07	3Q07	4Q07	2007	1Q08
Network	4.4	10.0	23.2	185.8	223.4	2.8
IT	4.0	7.1	9.7	20.4	41.2	6.0
Others	3.1	6.2	7.0	12.4	28.7	3.4
T O T A L	11.5	23.3	39.9	218.6	293.3	12.2

*******************

For further information, please contact:

Investor Relations Department
Ernesto Gardelliano / Carlos Raimar / Renata Pantoja
Phone: (31) 9933-3535
E-mail: ri@telepart.com.br

This press release contains forward-looking statements. Such statements are not statements of historical facts, and reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

OPERATIONAL DATA

	2007					2008	Var. %

	1st Quarter	2st Quarter	3rd Quarter	4th Quarter	YTD	1st Quarter	(1Q08/4Q07)

Licensed Pops (in millions)	19.5	19.5	19.5	19.7	19.7	19.7	0.0%

Clients	3,495,940	3,545,360	3,615,397	3,900,826	3,900,826	3,986,439	2.2%
Postpaid	779,155	776,652	781,673	833,414	833,414	833,830	0.0%
Prepaid	2,716,785	2,768,708	2,833,724	3,067,412	3,067,412	3,152,609	2.8%

MOU Incoming
Postpaid	72	75	77	77	75	68	-11.0%
Prepaid	21	22	23	23	22	21	-7.2%
MOU Outgoing
Postpaid	116	122	126	131	123	119	-8.6%
Prepaid	13	12	14	22	15	50	124.9%

Total Outgoing Traffic (Million of Minutes)	372.9	380.6	406.6	511.1	1671.1	766.7	50.0%
Total Incoming Traffic (Million of Minutes)	342.0	360.6	369.6	383.4	1455.7	366.2	-4.5%

Average Revenue per User - ARPU (R$)	27.6	29.2	29.1	28.9	28.7	26.9	-6.9%
Postpaid	76.8	80.3	79.7	78.7	78.9	72.8	-7.5%
Prepaid	13.2	14.7	15.1	15.3	14.6	14.6	-4.4%

Service Revenues (R$ millions)
Monthly Fee	50,993	50,676	51,988	53,340	206,998	56,264	5.5%
Outgoing Traffic	100,563	113,257	111,376	121,659	446,856	116,698	-4.1%
Incoming Traffic	136,371	144,167	149,350	150,044	579,932	146,467	-2.4%
Other	11,825	10,777	10,548	9,925	43,076	9,467	-4.6%

TOTAL	299,753	318,877	323,262	334,970	1,276,862	328,896	-1.8%

Data Revenues (% of net serv. revenues)	6.6%	6.3%	6.6%	7.3%	6.7%	7.5%	+0.2 p.p.

Cost of Services (R$ millions)
Leased lines	14,021	13,870	14,216	13,275	55,382	15,266	15.0%
Interconnection	49,362	52,585	53,566	57,617	213,130	62,527	8.5%
Rent and network maintenance	19,188	17,698	20,484	21,513	78,882	22,110	2.8%
FISTEL and other taxes	15,538	15,091	15,797	22,089	68,515	18,070	-18.2%
Other	1,160	2,348	2,900	2,250	8,658	770	-65.8%

TOTAL	99,269	101,592	106,962	116,744	424,567	118,743	1.7%

Churn - Annualized Rate	29.5%	40.1%	35.7%	41.5%	36.8%	49.4%	7.9 p.p.
Postpaid	22.1%	21.9%	18.9%	16.3%	19.8%	19.0%	2,7 p.p.
Prepaid	31.6%	45.3%	40.3%	48.4%	41.6%	57.6%	9.2p.p.

Cost of Acquisition (R$)	124	120	127	106	117	88	-16.9%
Retention Costs (% of net serv. revenues)	15.2%	15.8%	21.4%	21.2%	18.5%	17.5%	-3,7 p.p.
CAPEX (R$ millions)	11.5	23.3	39.9	218.6	293.3	12.2	-94.4%

Number of locations served	590	592	593	605	605	714	18.0%
Number of cell sites	1818	1819	1829	1915	1915	2048	6.9%
Number of switches	18	18	18	27	27	27	0.0%

Headcount	2,738	2,743	2,864	2,893	2,893	2,848	-1.6%
Estimated Market Share
Total	31.1%	30.4%	29.3%	29.1%	29.1%	28.4%	-0,7 p.p.

Minas Market - excluding Triângulo Mineiro region	32.4%	31.6%	30.3%	30.3%	30.3%	29.3%
							-1,0 p.p.
Triângulo Mineiro region	18.1%	19.1%	19.5%	20.3%	20.3%	20.0%	-0,3 p.p.

INCOME STATEMENT (BR GAAP)

							(in R$ 000)

	2007					2008	Var. %

	1st Quarter	2st Quarter	3rd Quarter	4th Quarter	YTD	1st Quarter	(1Q08/4Q07)

Service Revenues - NET	299,753	318,877	323,263	334,969	1,276,862	328,895	-1.8%
Equipment Revenues - NET	16,988	22,519	19,489	41,542	100,538	24,727	-40.5%

Total Revenues - NET	316,741	341,396	342,752	376,511	1,377,400	353,622	-6.1%

Cost of Services	99,269	101,592	106,962	116,744	424,567	118,744	1.7%
Cost of Equipment	23,981	31,319	28,078	52,826	136,204	34,181	-35.3%
Selling & Marketing Expenses	45,089	57,136	68,539	88,176	258,940	57,024	-35.3%
Bad Debt Expense	10,504	6,626	6,162	6,629	29,921	10,400	56.9%
General & Administrative Expenses	20,220	19,217	27,439	23,334	90,210	23,845	2.2%
Other operating expenses (income)	(3,557)	(2,342)	(6,803)	(1,731)	(14,433)	(240,368)	13786.1%

EBITDA	121,235	127,848	112,375	90,533	451,991	349,796	286.4%
% of total net revenues	38.3%	37.4%	32.8%	24.0%	32.8%	98.9%	74,9 p.p.

Depreciation & Amortization	50,633	50,082	49,670	57,108	207,493	57,206	0.2%
Interest Expense (1)	18,685	22,048	19,479	22,638	82,850	12,721	-43.8%
Interest Income	(20,298)	(20,217)	(19,838)	(23,709)	(84,062)	(27,411)	15.6%
Foreign Exchange Loss (Gain)	(7,102)	(10,175)	(7,280)	(5,518)	(30,075)	(1,850)	-66.5%
Others	3,735	3,239	3,074	6,506	16,554	6,059	-6.9%
Income Taxes	25,498	26,643	22,293	6,588	81,022	104,090	1480.0%
Minority Interests	7,497	8,504	6,814	6,988	29,803	32,385	363.4%

Net Income	42,587	47,724	38,163	19,932	148,406	166,596	735.8%

Number of shares (thousand)*	357,706,556	362,070,615	36,207,061	36,207,061	36,207,061	36,207,061	0.0%
Earnings per thousands shares (R$)**	0.119	0.132	1.054	0.551	4.099	4.601	735.8%
Earnings per ADS (R$)	2.381	2.636	2.108	1.101	8.198	9.202	735.8%

(1) Interest paid: 1Q07- R$8,576 thousand; 2Q07 - R$0; 3Q07 - R$7,448 thousand; 4Q07 - R$0; and, 1Q08 - R$6,952 thousand.
* 3Q07, 4Q07, YTD 2007 and 1T08: number of shares.
** 3Q07, 4Q07, YTD 2007 and 1T08: earnings per share (R$).

BALANCE SHEET (BR GAAP)

					(in R$ 000)

	1Q08	4Q07		1Q08	4Q07

Current Assets			Current Liabilities
Cash & cash equivalents	2,182	10,359	Loans & Financing	139,928	(0)
Tempory Cash Investments	939,084	720,268	Loan Interest	2,332	5,904
Accounts Receivable	213,124	232,895	Suppliers	301,127	398,483
Taxes Receivable	159,016	142,567	Taxes Payable	16,154	15,143
Other Assets	107,509	49,146	Dividends	59,381	59,419

	1,420,915	1,155,235	Other Current Liabilities	244,963	159,828

				763,885	638,778

Long-term Assets	238,862	332,035	Loans & Financing	23,751	147,930

Deferred Assets	11,848	12,784	Other Long-term Liabilities	70,303	143,316

Plant & Equipment			Minority Interest	211,700	179,315
Cost	2,405,442	2,394,477
Accumulated Depreciation	(1,611,012)	(1,555,373)	Shareholders' Equity	1,396,416	1,229,819

	794,430	839,104

	2,466,055	2,339,158		2,466,055	2,339,158

CASH FLOW (BR GAAP)

(in R$ 000)

1Q08

Operating Activities
Net income	166,596

Adjustments to reconcile net income to net cash from operating activities
Depreciation and amortization	57,205
Foreign exchange gains and indexation (principal)	(2,048)
Unrealized losses on cross-currency interest swaps	6,274
Deferred income taxes	78,556
Minority interest	32,385
Unrealized gains on temporary cash investments	(18,361)
Other	(696)
Changes in operating assets and liabilities	(333,913)

Cash provided by operating activities	(14,002)

Investing activities:
Cash proceeds from disposals of property and equipment	665
Additions to property and equipment	(12,192)
Additions to deferred assets	-

Cash used in investing activities	(11,527)

Financing activities
Proceeds from issuance of debt	17,390
Dividends and interest on capital paid	(38)

Cash provided by (used in) financing activities	17,352

Decrease in cash and cash equivalents	(8,177)
Cash and cash equivalents, beginning of the period	10,359

Cash and cash equivalents, end of the period	2,182

GLOSSARY OF KEY INDICATORS

I) Average Clients

a) Average clients – monthly

     Sum of clients at the beginning and the end of the month
2

b) Average clients – quarterly and year-to-date

Sum of the average clients for each month of the period
Number of months in the period

II) Churn Rate (Annualized)

a) Churn % quarterly

Sum of deactivations / Sum of average monthly opening clients for the 3 months x 12
3

b) Churn % - year to date

YTD deactivations / Sum of average monthly opening clients since the beginning of the year x 12
Number of months in the period

III) MOU – Minutes of Use (Monthly)

Number of total billable minutes for the period / Average clients for the period
Number of months in the periods

IV) ARPU – Average Revenue Per User

Net service revenues for the period (excluding roaming-in revenues)
Average clients for the period

V) Client Acquisition Cost

(Sum of Marketing salaries, Selling salaries, Consulting (Sales and Marketing),
Commissions, Handsets subsidies, Advertising and promotions,
FISTEL tax (activation tax), less Activation fee for the period)
Number of gross activations in the period

VI) Free Cash Flow

Free Cash Flow = (EBITDA – CAPEX – Taxes – Net Financial Expenses*
– Minority Interests – Working Capital Variation)

* Considers interest paid.

VII) Working Capital Variation

Working Capital Variation = ( Current Assets – Cash & Cash Equivalents) –
( Current Liabilities – Short Term Loans and Financing - Loan Interest - Dividends)

VIII) Interest Coverage Ratio

Interest Coverage Ratio = EBITDA / Interest Paid

IX) Current Liquidity Ratio

Current Liquidity Ratio = Current Assets / Current Liabilities

X) EBITDA

EBITDA = Operational Revenues - Operational Costs - Operational Expenses* - Bad Debts

* Does not include profit sharing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Ernesto Gardelliano

Name:	Ernesto Gardelliano
Title:	Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.